

May 6, 2011

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

>   **Re: Beazer Homes USA, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed November 5, 2010**
>   **File No. 001-12822**

Dear Mr. Khoury:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Items Impacting Comparability Between Periods, page 38
Fiscal 2010 versus 2009, page 45

Liquidity and Capital Resources, page 46

1. We note your proposed disclosures provided in response to prior comment four. Please ensure that you provide robust disclosures to provide readers with a full understanding of what the trailing 12-month non-GAAP measure represents and how you use such information. In providing this information, you should clarify phrases such as "flow-back of the impairments" and "impairment turns".

Financial Statements

(7) Borrowings

2. We have read your response to prior comment six. You indicate that the TEU's are publically traded and were issued at the current market price. The prepaid stock purchase contracts were initially valued at their relative fair value on the date of issuance. As a result, you determined that there was no beneficial conversion features associated with these instruments. We note however that your prepaid stock purchase contracts will convert to common stock based on the applicable settlement factor, which may vary between 3.5126 and 4.3029 shares per unit With reference to the variable settlement factor, please disclose how you determined whether there is a beneficial conversion feature associated with your prepaid stock purchase contracts.   Please cite the accounting literature used to support your conclusion.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2010

General

3. Please address the comments above in future filings, as applicable.

(4) Inventory

Inventory Impairments, page 15

4. We have read your response to prior comment 10. Please confirm that you will expand your disclosures in future filings to include the information similar to what you provided in your response, including how many communities were on your "watch list" and results of your undiscounted cash flow analysis for those communities, including the carrying value of each community and the amount by which the undiscounted cash flows exceeded their carrying value. Please also ensure that you provide similar disclosure for any held for development inventories that may be included on your "watch list".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or, in her absence, Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Patrick Macken
      Troutman Sanders LLP
      via facsimile at (404) 962-6742